UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2021

Commission File Number: 001-40212

Connect Biopharma Holdings Limited

(Translation of registrant’s name into English)

Science and Technology Park

East R&D Building, 3rd Floor

6 Beijing West Road, Taicang

Jiangsu Province, China 215400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On June 16, 2021, Ms. Jennifer Jin tendered her resignation as a director of Connect Biopharma Holdings Limited (the “Company”), effective June 16, 2021. Ms. Jin’s resignation is not the result of any disagreement with the Company on any matter related to its operations, policies or practices.

This Report on Form 6-K is incorporated by reference into the Registrant’s Registration Statement on Form S-8 (Registration No. 333-254524), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 16, 2021		CONNECT BIOPHARMA HOLDINGS LIMITED

	By	/s/ Eric Hall
		Name:	Eric Hall
		Title:	Interim Chief Financial Officer